Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2019	2018

ASSETS

Current assets
Cash and cash equivalents		$34,281	$45,407
Receivables and other	3	26,256	18,312
Inventories	4	26,119	24,751
		86,656	88,470
Non-current assets
Mineral properties, plant and equipment	5	1,521,301	1,522,919
Restricted cash		1,687	2,029
Total assets		$1,609,644	$1,613,418

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$62,413	$50,672
Current portion of long-term debt	7	75,609	85,961
		138,022	136,633
Non-current liabilities
Other liabilities	6	12,789	1,072
Long-term debt	7	411,595	456,254
Convertible notes		84,912	82,150
Decommissioning and restoration provision	8	20,928	18,947
Deferred income tax liability		19,972	15,236
		688,218	710,292

EQUITY

Share capital	12	1,144,226	1,140,890
Contributed surplus	12	49,241	48,886
Equity component of convertible notes		17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,997)
Deficit		(95,647)	(110,256)
		921,426	903,126
Total liabilities and equity		$1,609,644	$1,613,418

Contingencies	15

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2019	2018	2019	2018

Revenue	9	$113,202	$146,478	$216,321	$235,900

Cost of sales	10	83,413	86,408	157,380	158,996

Earnings from mine operations		29,789	60,070	58,941	76,904

Corporate administrative costs		4,305	3,390	8,272	5,888

Operating earnings		25,484	56,680	50,669	71,016

Interest and finance expense	11	(8,782)	(16,422)	(18,182)	(32,061)
Interest and finance income		236	420	523	622
Foreign exchange (loss) gain		(379)	16	(695)	(67)
(Loss) gain on financial instruments at fair value	7	(3,467)	3,581	(10,993)	944

Earnings before taxes		13,092	44,275	21,322	40,454

Current income tax expense		(1,051)	(1,708)	(1,977)	(2,334)
Deferred income tax expense		(1,598)	(11,470)	(4,736)	(15,081)

Net earnings for the period		$10,443	$31,097	$14,609	$23,039

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss		-	1,926	-	3,864

Comprehensive earnings for the period		$10,443	$33,023	$14,609	$26,903

Earnings per common share
Basic		$0.06	$0.17	$0.08	$0.13
Diluted	12f	$0.06	$0.17	$0.08	$0.13

Weighted average number of common shares outstanding
Basic		184,400,998	182,464,495	184,297,426	182,421,838
Diluted	12f	185,488,424	183,475,543	185,335,409	183,570,562

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2019	2018	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$10,443	$31,097	$14,609	$23,039
Items not affecting cash:
Current income tax expense		1,051	1,708	1,977	2,334
Deferred income tax expense		1,598	11,470	4,736	15,081
Depreciation and depletion		20,842	20,907	37,026	33,931
Interest and finance expense, net		8,583	15,818	17,790	31,192
Loss on disposal of plant and equipment		10	-	10	-
Loss (gain) on financial instruments at fair value	7	3,467	(3,581)	10,993	(944)
Settlement of offtake obligation	7	(904)	(1,586)	(1,744)	(2,281)
Share-based compensation	12	2,311	1,850	3,829	2,589
Unrealized foreign exchange loss		780	322	1,197	369
Changes in non-cash working capital items:
Receivables and other		(10,317)	(1,248)	(8,427)	982
Inventories		371	7,935	(1,551)	5,055
Accounts payable and accrued liabilities		3,999	(5,707)	2,659	(6,638)
Income taxes paid		(1,051)	(1,709)	(1,977)	(2,714)
Net cash generated by operating activities		41,183	77,276	81,127	101,995

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease obligations		(1,628)	(143)	(3,184)	(143)
Proceeds from exercise of share options		2,018	747	2,278	1,104
Repayment of loan facility	7	(44,667)	-	(64,667)	-
Transaction costs associated with loan facility		(100)	-	(267)	-
Interest paid		(6,893)	-	(15,289)	(1,125)
Net cash generated by (used in) financing activities		(51,270)	604	(81,129)	(164)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(7,290)	(5,771)	(12,685)	(15,513)
Restricted cash		227	-	410	-
Interest received		236	419	523	621
Net cash used in investing activities		(6,827)	(5,352)	(11,752)	(14,892)
Increase (decrease) in cash and cash equivalents for the period		(16,914)	72,528	(11,754)	86,939

Cash and cash equivalents, beginning of the period		50,868	70,540	45,407	56,285
Effect of foreign exchange rate changes on cash and cash equivalents		327	(573)	628	(729)
Cash and cash equivalents, end of the period		$34,281	$142,495	$34,281	$142,495

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	12	202,500	1,673	(569)	-	-	-	1,104

Value assigned to options vested	12	-	-	1,901	-	-	-	1,901

Other comprehensive earnings for the period, net of taxes		-	-	-	-	3,864	-	3,864

Earnings for the period		-	-	-	-	-	23,039	23,039

Balance - June 30, 2018		182,540,374	$1,127,605	$51,274	$17,603	$(195,676)	$(123,837)	$876,969

Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

Shares issued upon exercise of options	12	405,825	3,336	(1,058)	-	-	-	2,278

Value assigned to options vested	12	-	-	1,413	-	-	-	1,413

Earnings for the period		-	-	-	-	-	14,609	14,609

Balance - June 30, 2019		184,568,916	$1,144,226	$49,241	$17,603	$(193,997)	$(95,647)	$921,426

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases effective January 1, 2019. The details of the impact on adoption and the revised accounting policies were disclosed in our condensed consolidated interim financial statements for the three months ended March 31, 2019.

As at June 30, 2019, the Company has cash and cash equivalents of $34,281 and a working capital (current assets less current liabilities) deficit of $51,366. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 1, 2019.

3.	RECEIVABLES AND OTHER

	June 30,	December 31,
	2019	2018

Trade receivables	$22,315	$14,487
Prepayments and deposits	2,337	3,332
Tax receivables	1,502	420
Other receivables	102	73
	$26,256	$18,312

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

4.	INVENTORIES

	June 30,	December 31,
	2019	2018

Materials and supplies	$13,303	$11,548
Finished metal	12,479	12,745
In-circuit	337	458
	$26,119	$24,751

As at June 30, 2019, $3,707 (2018 – $3,138) of depreciation and depletion and $307 (2018 – $199) of site share-based compensation was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Cost
Balance - December 31, 2018	$812,627	$9,183	$556,056	$-	$252,007	$1,629,873

Adjustment on adoption of IFRS 16	-	-	-	11,891	-	11,891
Transfer from plant and equipment to right-of-use assets	-	-	(888)	888	-	-

Adjusted balance - January 1, 2019	812,627	9,183	555,168	12,779	252,007	1,641,764

Additions	-	14,576	2,103	6,496	921	24,096
Transfer from construction in progress to plant and equipment	-	(5,223)	5,223	-	-	-
Transfer from construction in progress to mineral properties	70	(70)	-	-	-	-
Disposals	-	-	(32)	-	-	(32)

Balance - June 30, 2019	$812,697	$18,466	$562,462	$19,275	$252,928	$1,665,828

Accumulated depreciation and depletion
Balance - December 31, 2018	$50,990	$-	$55,964	$-	$-	$106,954

Transfer from plant and equipment to right-of-use assets	-	-	(42)	42	-	-

Adjusted balance - January 1, 2019	50,990	-	55,922	42	-	106,954

Depreciation and depletion	18,930	-	16,100	2,565	-	37,595
Disposals	-	-	(22)	-	-	(22)

Balance - June 30, 2019	$69,920	$-	$72,000	$2,607	$-	$144,527

Net book value - June 30, 2019	$742,777	$18,466	$490,462	$16,668	$252,928	$1,521,301

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)	Depreciation and depletion

For the six months ended June 30, 2019, $37,595 (2018 – $33,138) of depreciation and depletion was recognized in the statement of earnings.

(b)	Right-of-use (“ROU”) assets

As at June 30, 2019, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - December 31, 2018	$-	$-	$-	$-

Adjustment on adoption of IFRS 16	9,325	2,509	57	11,891
Transfer from plant and equipment to right-of-use assets	888	-	-	888
Adjusted balance - January 1, 2019	10,213	2,509	57	12,779
Additions	2,136	3,115	1,245	6,496
Balance - June 30, 2019	$12,349	$5,624	$1,302	$19,275

Accumulated depreciation and depletion
Balance - December 31, 2018	$-	$-	$-	$-
Transfer from plant and equipment to right-of-use assets	42	-	-	42
Adjusted balance - January 1, 2019	42	-	-	42
Depreciation and depletion	2,054	464	47	2,565
Balance - June 30, 2019	$2,096	$464	$47	$2,607
Net book value - June 30, 2019	$10,253	$5,160	$1,255	$16,668

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets included IT related equipment and shipping containers for concentrate.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2019	2018

Trade payables	$38,492	$24,814
Lease obligations	16,898	748
Accrued liabilities	8,387	16,945
Employee benefit liability	4,585	4,398
Restricted share unit liability	4,002	1,502
Deferred share unit liability	1,176	997
Royalty payable	786	629
Accrued interest on convertible notes	651	660
Accrued interest on loan facility	225	1,051
	$75,202	$51,744
Non-current portion of lease obligations	(11,055)	(518)
Non-current portion of restricted share unit liability	(1,734)	(554)
Current portion of accounts payable and accrued liabilities	$62,413	$50,672

(a)	Lease obligations

As at June 30, 2019, the Company’s undiscounted lease obligations consisted of the following:

	June 30,	December 31,
	2019	2018

Gross lease obligation - minimum lease payments
1 year	$6,568	$277
2-3 years	9,032	527
4-5 years	2,664	35
	$18,264	$839
Future interest expense on lease obligations	(1,366)	(91)
	$16,898	$748

For the six months ended June 30, 2019, interest expense on lease obligations was $392 (2018 – $5). Total cash payments on lease obligations was $3,680 which included $496 for short-term leases.

Variable lease payments not included in the measurement of lease obligations were nil as at June 30, 2019. There were no extension options, which were reasonably certain to be exercised, included in the measurement of the lease obligation. As at June 30, 2019, there were no significant leases with residual value guarantees or leases not yet commenced to which the Company is committed.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT

As at June 30, 2019, the Company’s long-term debt consisted of the following:

	Offtake obligation	Senior secured loan facility	Total long-term debt
Balance - December 31, 2018	$70,069	$472,146	$542,215
Settlement of offtake obligation	(1,744)	-	(1,744)
Loss on financial instruments at fair value	10,993	-	10,993
Transaction costs on loan facility	-	(34)	(34)
Amortization of loan facility transaction costs	-	441	441
Repayment of loan facility	-	(64,667)	(64,667)
Balance - June 30, 2019	$79,318	$407,886	$487,204
Current portion of long-term debt	(10,540)	(65,069)	(75,609)
Non-current portion of long-term debt	$68,778	$342,817	$411,595

(a)	Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at June 30, 2019 was $18,000.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at June 30, 2019, the LIBOR on the Company’s borrowings was 2.4%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the six months ended June 30, 2019, $13,339 (2018 – nil) of interest expense was expensed as interest and finance expense in the statement of earnings.

On June 28, 2019, the Company repaid the first quarterly installment on the term facility in the amount of $16,667. Equal installments of principal will be paid quarterly until maturity. The required principal repayment of $30,000 on the revolving facility was repaid by the Company to reduce the available facility to $200,000. The Company made additional principal repayments totaling $18,000, reducing the outstanding balance on the revolving facility to $182,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

Transaction costs associated with the loan facility were $7,983 (2018 - $7,949) including an underwriting fee equal to 1.55% of the amount of the commitment related to the loan facility. The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the six months ended June 30, 2019, $441 (2018 – nil) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at June 30, 2019 is 5.8%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at June 30, 2019, the Company was in compliance with all financial covenants.

(b)	Offtake obligation

The Company entered into an agreement pursuant to which it will deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the six months ended June 30, 2019, the Company delivered 168,219 (2018 – 188,918) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 107,335 (2018 – 124,188) ounces from doré production and purchased 60,884 (2018 – 64,730) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $1,744 (2018 – $2,281).

The offtake obligation is recorded at fair value at each statement of financial position date. For the six months ended June 30, 2019, the change in fair value of the offtake obligation was a fair value loss of $10,993 (2018 – gain of $944).

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the six months ended	For the year ended
	June 30,	December 31,
	2019	2018

Opening balance	$18,947	$18,436
Change in discount rate	1,490	215
Accretion of decommissioning and restoration provision	264	568
Change in amount and timing of cash flows	227	(272)
Ending balance	$20,928	$18,947

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

8.	DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

For the six months ended June 30, 2019, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.8% (2018 – 1.9%) and a discount rate of 1.8% (2018 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,233 (2018 – $20,369). The majority of the expected expenditures to settle the decommissioning and restoration provision are expected to occur shortly after the end of the mine life.

9.	REVENUE

Revenue by metal was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Gold revenue	$107,644	$147,417	$210,002	$234,685
Silver revenue	1,490	1,640	2,958	2,961
Revenue from contracts with customers	$109,134	$149,057	$212,960	$237,646
Gain (loss) on trade receivables at fair value	4,068	(2,579)	3,361	(1,746)
	$113,202	$146,478	$216,321	$235,900

Revenue from contracts with customers by product was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Gold revenue - doré	$71,440	$102,566	$141,302	$161,537
Gold revenue - concentrate	36,204	44,851	68,700	73,148
Silver revenue - concentrate	1,124	881	1,966	1,669
Silver revenue - doré	366	759	992	1,292
	$109,134	$149,057	$212,960	$237,646

10.	COST OF SALES

Total costs of sales were:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Production costs	$55,961	$50,839	$108,970	106,053
Depreciation and depletion	21,459	19,238	37,310	33,074
Royalties and selling costs	4,688	4,954	9,092	10,689
Site share-based compensation	898	700	1,611	1,044
Change in inventories	397	10,677	387	8,136
Loss on disposal of plant and equipment	10	-	10	-
	$83,413	$86,408	$157,380	$158,996

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Consultants and contractors	$23,871	$27,416	$44,784	$56,268
Salaries and benefits	15,553	9,713	30,834	19,677
Supplies and consumables	8,716	6,409	16,780	14,700
Energy	2,648	2,821	6,032	6,701
Travel and camp accommodation	1,550	1,591	3,455	3,350
Camp administrative costs	1,664	998	2,825	1,505
Freight	1,218	878	2,824	1,926
Insurance	377	314	733	734
Rentals	364	699	703	1,192
	$55,961	$50,839	$108,970	$106,053

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Interest expense on loan facility	$6,502	$-	$13,780	$-
Interest expense on convertible notes	1,949	1,949	3,877	3,877
Interest expense on leases	248	5	392	5
Accretion of decommissioning and restoration provision	120	141	264	296
Interest expense on construction credit facility	-	14,148	-	27,641
Other interest expense (income)	(37)	179	(131)	242
	$8,782	$16,422	$18,182	$32,061

12.	CAPITAL AND RESERVES

(a)	Share capital

At June 30, 2019, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(b)	Share options

The following table summarizes the changes in share options for the six months ended June 30:

	2019		2018
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	4,562,919	$9.47	6,454,327	$9.32
Exercised	(405,825)	7.50	(202,500)	6.93
Expired	(5,100)	12.97	(834,250)	13.67
Forfeited	(9,900)	12.97	(23,750)	12.46
Outstanding, June 30,	4,142,094	$9.54	5,393,827	$8.73

For options exercised during the period, the related weighted average share price at the time of exercise was C$11.44 (2018 – C$9.99).

The following table summarizes information about share options outstanding and exercisable at June 30, 2019:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	1,311,250	1.22	1,311,250	7.02
$8.00 - $9.99	1,547,969	2.23	1,147,377	9.20
$10.00 - $11.99	130,000	2.64	77,200	10.73
$12.00 - $13.99	1,117,875	3.44	394,430	13.07
$14.00 - $15.99	35,000	2.12	35,000	15.17
Outstanding, June 30, 2019	4,142,094	2.25	2,965,257	$8.86

The total share-based compensation expense for the six months ended June 30, 2019 was $1,413 (2018 – $1,901), which was expensed in the statement of earnings.

(c)	2015 RSU Plan – Restricted share units (“RSU’s”)

The following table summarizes the changes in RSU’s for the six months ended June 30:

	2019		2018
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	741,886	$11.31	729,064	$14.41
Forfeited	(22,172)	10.97	(18,097)	10.92
Outstanding, June 30,	719,714	$13.24	710,967	$9.83

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

At June 30, 2019, a liability of $3,443 (2018 – $1,271) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2019, $2,077 (2018 – $403) was expensed in the statement of earnings as share-based compensation expense.

(d)	2015 RSU plan – Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the six months ended June 30:

	2019		2018
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	166,085	$11.31	74,140	$14.41
Outstanding, June 30,	166,085	$13.24	74,140	$9.83

At June 30, 2019, a liability of $559 (2018 – $231) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2019, $312 (2018 – $89) was expensed in the statement of earnings as share-based compensation expense.

(e)	2018 DSU Plan – Deferred share units (“DSU’s”)

The Company established a DSU plan for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

The following table summarizes the changes in DSU’s for the six months ended June 30:

	2019		2018
	Number of DSU’s	Weighted average fair value (in CAD)	Number of DSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	117,587	$11.57	-	$-
Outstanding, June 30,	117,587	$13.09	-	$-

At June 30, 2019, a liability of $1,176 (2018 – $997) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2019, $135 (2018 – nil) was expensed in the statement of earnings as share-based compensation expense.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(f)	Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the six months ended June 30, 2019 potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Net earnings for the period	$10,443	$31,097	$14,609	$23,039

Basic weighted average number of common shares outstanding	184,400,998	182,464,495	184,297,426	182,421,838
Effective impact of dilutive securities:
Share options	872,136	778,987	822,693	916,663
Restricted share units	215,290	232,061	215,290	232,061

Diluted weighted average number of common shares outstanding	185,488,424	183,475,543	185,335,409	183,570,562

Earnings per share
Basic	$0.06	$0.17	$0.08	$0.13
Diluted	$0.06	$0.17	$0.08	$0.13

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the six months ended
	June 30,	June 30,
	2019	2018
Salaries and benefits	$955	$1,291
Share-based compensation	2,273	960
	$3,228	$2,251

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance remains a current liability as at June 30, 2019 (note 6).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at June 30, 2019	Carrying value		Fair value
	FVTPL	Amortized	Level 1	Level 2	Level 3
		cost
Financial assets
Cash and cash equivalents	$-	$34,281	$-	$-	$-
Trade receivables	22,315	-	-	22,315	-
Restricted cash	-	1,687	-	-	-
	$22,315	$35,968	$-	$22,315	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$48,316	$-	$-	$-
Lease obligations	-	16,898	-	-	-
Restricted share unit liability	4,002	-	-	4,002	-
Deferred share unit liability	1,176	-	-	1,176	-
Senior secured loan facility	-	407,886	-	-	-
Offtake obligation	79,318	-	-	-	79,318
Debt portion of convertible note	-	84,912	-	84,912	-
	$84,496	$558,012	$-	$90,090	$79,318

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018	Carrying value		Fair value
	FVTPL	Amortized	Level 1	Level 2	Level 3
		cost
Financial assets
Cash and cash equivalents	$-	$45,407	$-	$-	$-
Trade receivables	14,487	-	-	14,487	-
Restricted cash	-	2,029	-	-	-
	$14,487	$47,436	$-	$14,487	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$43,048	$-	$-	$-
Restricted share unit liability	1,502	-	-	1,502	-
Deferred share unit liability	997	-	-	997	-
Senior secured loan facility	-	472,146	-	-	-
Offtake obligation	70,069	-	-	-	70,069
Debt portion of convertible note	-	82,150	-	82,150	-
	$72,568	$597,344	$-	$84,649	$70,069

The offtake obligation was valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing the offtake obligation include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return. The valuation of the offtake obligation also required estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold ounces delivered over the life of mine.

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)	Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)	United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(c)	Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.